MADISON ENTERPRISES GROUP, INC.
330 MADISON AVENUE
NEW YORK, NY 10022
TELEPHONE: (212) 330-8053

VIA EDGAR

November 3, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-3561

Re:	Re: Madison Enterprises Group, Inc
Withdrawal of Post Effective Amendment on Form S-1/A
File No. 333-142666

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Madison Enterprises Group, Inc (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Post Effective Amendment to the Registration Statement on Form S-1/A (File No. 333-1642666), together with all exhibits and amendments thereto (collectively, the “Post Effective Amendment”). The Post Effective Amendment was originally filed with the Commission on June 30, 2011, amending the Registration Statement which was filed on May 7, 2007. The Post Effective Amendment was not declared effective by the Commission under the Securities Act.

The Registrant confirms that no securities have been sold pursuant to either the Post Effective Amendment or the Registration Statement to which it refers. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, in reliance on Rule 155(c) promulgated under the Securities Act, undertake a subsequent private offering.

Should you have any questions regarding the withdrawal, please contact me at (212) 330-8053 or our legal counsel’s office at: Mintz & Fraade, P. C., Attn: Alan P. Fraade, Esq. 488 Madison Avenue Suite 1100, New York, NY 10022, Phone: 212-486-2500, Fax: 212-486-0701.

Thank you for your assistance in this matter.

Sincerely, Madison Enterprises Group, Inc /s/ Craig Eckert, CEO